

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

<u>Via Facsimile</u>
William E. Scaff, Jr.
President
Synergy Resources Corporation
20203 Highway 60
Platteville, Colorado 80651

> **Re: Synergy Resources Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 13, 2011**
> **File No. 333-17256**

Dear Mr. Scaff:

We have reviewed your amended registration statement and letter dated September 13, 2011, and we have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-1</u>

<u>General</u>

1.   Please update your disclosure in respect of the information required by Item 402 of Regulation S-K. See *Compliance and Disclosure Interpretations: Regulation S-K*, Question 117.05 at *http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*. In this

regard, we refer to our oral comment to counsel dated September 12, 2011.

2.   Please provide the information required by Item 201 of Regulation S-K for the period from July 27, 2011 (the date on which your common stock began trading on the NYSE Amex) to August 31, 2011 as it relates to the trading of your shares on the NYSE Amex. In addition, please provide such price information as of the latest practicable date here and on your prospectus cover page.

3.   In this regard, please revise your prospectus cover page to provide the information required by Item 501(b)(3) of Regulation S-K. See also Instruction 2 to Item 501(b)(3) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via Facsimile</u>
       William T. Hart, Esq.